Exhibit 17(b)

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

REINVESTMENT PLAN

The fund has a dividend reinvestment plan (the “Plan”) commonly referred to as an “opt-out” plan. Each Common Shareholder who does not specifically elect to receive cash will automatically participate in the Plan and will have all distributions of dividends reinvested in additional Common Shares by Computershare, 480 Washington Blvd., Jersey City, NJ 07310, as agent (the “Plan Agent”). Common Shareholders who elect not to participate in the plan will receive all distributions in cash paid by check mailed directly to the shareholder of record (or if the shares are held in street or other nominee name, then to the nominee) by the Plan Agent, as dividend disbursing agent. Shareholders whose common shares are held in the name of a broker or nominee should contact the broker or nominee to determine whether and how they may participate in the Plan.

The Plan Agent serves as agent for the shareholders in administering the plan. After the fund declares a Dividend, the Plan Agent will, as agent for the shareholders, either (i) receive the cash payment and use it to buy Common Shares in the open market, on the New York Stock Exchange or elsewhere, for the participants’ accounts or (ii) distribute newly issued Common Shares of the Fund on behalf of the participants. The Plan Agent will receive cash from the fund with which to buy Common Shares in the open market if, on the distribution payment date, the net asset value per share exceeds the market price per Common Share plus estimated brokerage commissions on that date. The Plan Agent will have until the last business day before the next ex-dividend date for the Common Shares, but in no event more than 30 days after the distribution payment date (as the case may be, the “Purchase Period”), to invest the dividend or distribution in Common Shares purchased in the open market. During the Purchase Period, however, if at the close of business on any day on which net ass value is calculated, the net asset value of a Common Share equals or is less than the market price per share plus estimated brokerage commissions, the Plan Agent will cease making open market purchases and the uninvested portion of such dividends or distributions shall be filled through the issuance of new Common Shares at the price set forth below. The Plan Agent will receive the dividend or distribution in newly issued Common Shares of the fund if, on the payment date, the market price per share plus estimated brokerage commissions equals or exceeds the net asset value per share of the fund on that date. The number of shares to be issued will be computed at a per share rate equal to the greater of (i) the net asset value or (ii) 95% of the closing market price per share on the payment date.

Participants in the Plan may withdraw from the plan upon notice to the Plan Agent. Such withdrawal will be effective immediately if received not less than ten days prior to a distribution record date; otherwise, it will be effective for all subsequent distributions. If any participant elects to have the Plan Agent sell all or part of his or her shares and remit the proceeds, the Plan Agent is authorized to deduct a $15.00 fee plus $0.10 per share brokerage commissions.

In the case of stockholders, such as banks, brokers or nominees, which hold Common Shares for others who are the beneficial owners, the Plan Agent with administer the Plan on the basis of the number of Common Shares certified from time to time by the record stockholders as representing the total amount registered in the record stockholder’s name and held for the account of beneficial owners who are participants in the Plan. Common Shares may be purchased through any of the underwriters, acting as broker or, after the completion of this offering, acting as dealer.

The Plan Agent’s fees for the handling of reinvestment of dividends and other distributions will be paid by the Fund. Each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting dividend distributions. Purchases and/or sales are usually made through a broker affiliated with Computershare.

Experience under the plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any distribution paid subsequent to written notice of the change sent to all stockholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the Plan Agent by at least 90 days’ written notice to all stockholders of the Fund. All correspondence concerning the Plan should be directed to the Plan Agent at P.O. Box 358035, Pittsburgh, PA 15252-8035, or you may contact the Plan Agent by telephone at (866) 227-0757.

The automatic reinvestment of dividends will not relive participants of any income tax that may be payable or required to be withheld on such dividends or distributions. See “Taxation.”